Exhibit 12
EnPro Industries, Inc.
Ratio of Earnings to Fixed Charges
(In millions, except ratio amounts)

	Nine months ended
	September 30,	Year ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Income (loss) from continuing operations before income taxes	$64.2	$50.9	$50.9	$(20.1)	$15.3	$63.4
Add: fixed charges (from below)	7.4	9.9	10.0	19.0	34.8	35.3
	$71.6	$60.8	$60.9	$(1.1)	$50.1	$98.7
Fixed charges
Interest expense	$6.8	$9.1	$9.2	$14.9	$25.8	$26.1
Distributions on TIDES	—	—	—	3.3	7.9	7.9
Amortization of debt issue costs	0.6	0.8	0.8	0.8	1.1	1.3
	$7.4	$9.9	$10.0	$19.0	$34.8	$35.3
Ratio (earnings divided by fixed charges)	9.7	6.1	6.1	(A )	1.4	2.8

(A)	For the year ended December 31, 2002 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes of $20.1 million.